Höganäs

Date/Datum: 08 November 2007

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

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[redacted]

07028172

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

RECEIVED
2007 NOV 20 P 4:41

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

Encl. Press release

Bl. 4730

PRESS RELEASE

Höganäs AB - Senior Vice President Per Engdahl to take up the responsibility for Asia

Höganäs AB today announces that Per Engdahl will take up the position as responsible for the Höganäs Asia Region from the 1st of January 2008. The Höganäs subsidiaries in Japan, China, Taiwan, South Korea and the markets in South East Asia are included in the region.

Per Engdahl is currently Vice President Business Development and Sales for the Höganäs Group. Mr Engdahl joined Höganäs in 1985 and has held several managerial positions on different levels, mainly within the areas of Sales & Marketing and R&D. Mr Engdahl has been member of the management of the Höganäs Group since 1990 and holds a degree of M.Sc. in metallurgy from the Royal Institute of Technology in Stockholm.

Commenting on the appointment, Alrik Danielson, Chief Executive Officer of Höganäs AB, said: "Asia is very important to Höganäs. By bringing the Asian subsidiaries and markets closer together, we are increasing our commitment and our ability to support our customers. Per is an excellent leader and one of my closest aids. He knows Höganäs and the Höganäs business extremely well. We already have excellent people in the region and now we also have the leadership and the structure in place to take Höganäs to a new level in Asia."

Per Engdahl commented: "Asia is today the world's largest and most fast-growing market for Metal Powders. Höganäs has since decades a strong position based on a long-term commitment to develop this market. I am very much looking forward to continuing the work to strengthen customer relationships and to develop Höganäs in Asia, based on our unique competence and knowledge".

HÖGANÄS AB (publ)
Corporate Communications

Höganäs, Sweden, 8 November 2007

END